04016917

STATES
HANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 52494

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triangle Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Annapolis Drive
(No. and Street)

Raleigh, NC 27608
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan George (919) 838-3221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McMillan, Pate & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

615 Oberlin Road, Suite 200 Raleigh, NC 27605
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
APR 08 2004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul D. Reynolds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triangle Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Managing Director
Title

[signature]
Notary Public

John D. Cooper, II
Notary Public - North Carolina
Nash County
My Commission Expires
March 8, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIANGLE SECURITIES

919.838.3221
Fax: 919.838.9081
Toll Free: 877.678.5901
1301 Annapolis Drive
Raleigh, North Carolina 27608
www.trianglesecurities.com

April 7, 2004
CERTIFIED MAIL

Mr. R. Scott DeArmey
NASD
One Securities Centre, Suite 500
Atlanta, GA 30305-4808

Dear Mr. DeArmey:

This acknowledges receipt of your letter dated April 1, 2004 concerning a deficient filing of Form X-17A-5 Part III. Enclosed, please find Form X-17A-5 Part III with a manual signature and notarization per Rule 17a-5(d).

Please let us know if there are further questions about this matter.

Sincerely,

Paul D. Reynolds
Managing Director

BY CERTIFIED MAIL 7001 0360 0002 7681 0348

NASD

April 1, 2004

Mr. Paul D. Reynolds, III, Managing Director
Triangle Securities, LLC
1301 Annapolis Drive
Raleigh, NC 27608

Dear Mr. Reynolds:

This acknowledges receipt of your December 31, 2003 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A Oath or Affirmation manually signed by a duly authorized officer, general partner, or proprietor of the member firm and notarized. (The Oath or Affirmation provided with the audit was a photocopy, it should be manually signed and notarized.)

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 14, 2004. Questions may be addressed to David Ogle, Special Investigator at (404) 239-6132.

Sincerely,

R. Scott DeArmey
Supervisor of Examiners

ds

Enclosure: Form X-17A-5 Part III Facing Page

cc: Mr. John Mahoney, Branch Chief - Securities and Exchange Commission, Miami
McMillan, Pate & Company, L.L.P., Certified Public Accountant

Atlanta District Office
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, GA
30305-4808

tel 404 239 6100
fax 404 237 9290
www.nasd.com